Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4 filed on or about May 2, 2019) and related Prospectus of AT&T Inc. (AT&T) for the registration of various classes of US and Euro Notes due 2022 through 2045 and to the incorporation by reference therein of our reports dated February 20, 2019, with respect to the consolidated financial statements of AT&T, and the effectiveness of internal control over financial reporting of AT&T, incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2018 and the financial statement schedule of AT&T included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

May 2, 2019